EXHIBIT (a)(5)(vi)

F. Hoffmann - La Roche Ltd.

“Half Year Results 2007”
Conference Call

     July 19th, 2007
3:00 p.m. C.E.T.

Moderators:

Dr. Franz B. Humer - Chairman of the Board of Directors & Chief Executive Officer
Dr. Erich Hunziker - CFO and Deputy Head of the Corporate Executive Committee
Mr. William M. Burns - CEO, Division Roche Pharma
Dr. Severin Schwan - CEO, Division Roche Diagnostics

F. Hoffmann - La Roche Ltd.

“Half Year Results 2007”
Conference Call

July 19th, 2007
3:00 p.m. C.E.T.

Operator:

Good afternoon. This is the Chorus Call Conference Operator. Welcome to the Roche’s “Half Year Results 2007”.

As a reminder, all participants are in listen-only mode and the conference is being recorded. Should anyone need assistance during the Conference Call, they may signal an Operator by pressing * and 0 on their telephone.

At this time, you will be joined into the Conference Room with Dr. Franz Humer, Chairman of the Board of Directors and Chief Executive Officer. Thank you.

Franz Humer:

Are we ready? Good afternoon Ladies and Gentlemen. Welcome, can you all hear me? Welcome to our Half-Year Results briefing also to those of you who are on the various phone lines connected to our presentation.

First half of 2000- 2007, the Roche Group showed some excellent results continuing I believe the trend we saw over the last few years. Sales rose by 15% in local currency, 19% in US Dollars. We added another 3 billion Swiss Francs in sales all through organic growth. This growth was primarily driven by the Pharma Division with a growth of 18%, which is three to four times the growth of the market rate.

Sales were up in all the regions. The top ten products now account for 70% of our sales and are growing at 27%. So our growth is carried forward by a broad portfolio of products and not just a few of them. The growth was also fueled by additional major indications of our Oncology Business. Avastin, MabThera, Herceptin, Tarceva, Xeloda. Good growth continues with some of the older products like CellCept and Pegasys.

Sales of Diagnostics increased also above the growth of the diagnostics market by 5% to 4.6 billion Swiss Francs, therefore underlining our market leadership in this business. All the regions with the exception of Japan contributed to that growth from a business point of view primarily driven by professional diagnostics and diabetes care. I’m also very pleased that we were able to translate the growth in sales into even stronger profit growth.

Operating profit increased by more than a quarter to 7.5 billion Swiss Francs, that is for Roche a new record. That was achieved despite further increases in our launch and pre-launch activities, despite increased investment of R&D to fuel our long-term and mid-term pipeline.

Profit margin increased by a very strong 3.6 percentage points to a new record level of nearly 33%, reflecting the growth of our high margin products and our ability to constantly increase and work on productivity improvements.

Net income, up another 29%, very positive developments also not only on the - on the operating side, but also on the financial side and on the tax line and Erich is going to talk a little bit more about that.

The financial situation further improved in the first half with the net cash position being relatively at the same level as the first half; last year, despite some of the strategic acquisitions that we had this year and despite the dividend increase and I remind you that was an increase of close to 36%. The balance sheet now shows a very solid equity ratio of 66%.

I think the strategic focus on our two businesses Pharma and Diagnostics, the focus on developing medically differentiated products and services to add value to the system is clearly paying off.

We’ve outgrown the market and continue to do so in and I’ve got to admit that in an increasingly challenging environment, we’ve consistently delivered on our promises. With group sales of around 23 billion for this half year, this is 10 billion more than four years ago. We’ve added 10 billion in organic sales that is a medium sized company without adding the overhead, without adding the infrastructure.

We continue to deliver on our margins. We continue to deliver on profits and we continue to deliver on EPS growth more than doubling during the last few years, clearly continuing to outgrow sales growth.

I think you’ve seen that our sales clearly outgrow that of our peers. We’ve grown earnings above sales for the last three years and also in the first half of this year.

Our patent exposure is low and we are clearly focused on specialty products, which provide us with significant advantages in the marketplace and in our negotiations with payers, governments and healthcare systems. It’s really, these strengths should help us to maintain our sales and earning growth, not only in the short but also in the medium-term. At the same time we continue to invest in the development of our business.

Our pipeline in R&D continues to grow. We’ve now got 54 new molecular entities. We’ve got 58 additional indications in development all filed. Undoubtedly, we have the broadest oncology program in the industry. We have expanded our biotech production capacity to meet the increasing demand for our products. It’s only a few weeks ago, we inaugurated a major facility in Germany and two weeks before that, an equally large facility in Switzerland.

We are investing and developing our presence in the emerging markets, the markets of the future, Brazil, Russia and China primarily. So, our focus is not only to deliver short-term, but to make sure that we build the business for the long-term to 2015 and beyond, and that can only be achieved by investment in innovation.

Success and failure in our business is determined by our Company’s ability to produce a regular flow of new products of medically differentiated products, which can demand a premium price. And I think we’ve got a very clear roadmap how we are going to achieve that. You’ve seen the reorganization - Bill has talked about the reorganization in research with the creation of Disease Biology Areas.

Since the first of July those are up and running and getting into swing, and we continued to strengthen the development and our leadership in personalized healthcare. In Pharma, we bought into THP to increase our ability and our capability in Therapeutic Antibody Research.

We made a very important in-licensing agreement for a therapeutic vaccine and HPV with Transgene. Only last week we announced our association with Alyn- Alnylam and the acquisition of their research center in Germany. Access to the Noble Prize winning technology of RNA interference therapeutics, which opens totally new possibilities for new targets and new products, its - our Research Director Lee Babiss thinks that within the next three, four years we will have the first product out of that research into men.

Also our acquisitions in Diagnostics, which we effected during the first six months, are focused on this increasing importance of personalized healthcare.

The access to gene sequencing technology through this 454 acquisition, the deal with NimbleGen that would strengthen our position as a provider of total genome solutions. And finally,

our proposed acquisition of Ventana, and let me just open here the brackets, we’ve offered with 75 Dollars a very full and very fair premium and we have no intention to increase that price.

This acquisition will allows us to move into the fast growing commercial market for tissue-based diagnostics, and equally important it will strengthen our ability to enter into personalized healthcare in the field of oncology, and probably Severin will touch on that a little bit more.

So, based on these very strong results in the first half, based on the strategies that we have and continue to put in place, we certainly believe that we will continue to outgrowth the market with both of our divisions, double-digit growth for the Group and for Pharmaceuticals and core earnings per share to grow faster than sales.

With that I hand over to Will.

William Burns:

Thank you Franz. Good afternoon Ladies and Gentlemen. Absolute pleasure to take you into the - the half-year results and to - to share with you the continuing excitement that certainly we feel and I hope you feel that we have for this business going forward. Do I take over to the control of these, this offer or…? No? I’ll then…

Franz Humer: William Burns:	You promise. (laughing) No problem, usually I’m used to driving my car by myself. (laughing)

Franz Humer:	(Unintelligible)

William Burns:

Yeah and there you go, its absolutely right. (laughing). So, what we seen in the first half-year, a lot of the continuing trends that I’ve been able to share with you on previous occasions, strong operating performance both in - in - in the sales level and also at the profit level, a strengthening and a continuing strengthening we believe of the pipeline of products that we’re bringing through, we’ve added 9 projects to Phase 2, four major Phase 3 decisions taken and a couple of very interesting licensing deals.

One in the rheumatoid arthritis area with a nifty one target from Toyama, and in - in some people’s minds Virology and other people’s minds Oncology, an HPV therapeutic vaccine, so not - not a prophylactive vaccine as you’ve seen coming through from some of the other farmers, but this is actually a treatment therapeutic vaccine and given that many, many people are carrying this virus, there is a real opportunity since this can prevent cervical cancer.

So, someway it plays to both our strengths in Virology and in Oncology. As Franz mentioned, we’ve accessed the RNAi technology and part of that deal is also taking over the facility that this Company had in (Kuhlbarchen) in Germany, so that give us 40, 50 skilled people. That is the core nucleus upon which we will really advance with this new technology.

Also related to that this new technology has a certain requirement for delivery techniques, at the moment administration to the eye, and to the lungs are directly injected into the liver, are the only ones that we are certainly aware of, but we have some other partnerships that we’ve been putting in place as a mosaic to bring together both the technology and also the deliveries. And thus far in the year all the major filings are on track.

It’s been a rich news flow time period for us with the approvals that you can see in the top bar here across Japan and Europe. We’ve had filings of the first and second line data for Xeloda and Avastin, the Xelox data and the - plus Avastin data that came out of 966 trial.

And also we’ve seen a lot of clinical data that’s shaping up very well for us, the AVAiL study that was brought into the submission to the European Union for Lung, CHMP is deliberating this week on that data and certainly the discussion so far are encouraging, as spok- but we need to see the outcome probably tomorrow.

We have two - for the pivotal studies for (Actemera), a third one that just broke in the last week or so, all on track, and that will be the basis of the filing later this year. And also we shared at ASCO the, for Trastuzumab formally known as Omni tagged Data in metastic Breast Cancer. So, a good-rich period of - of experience during the first half year for us as well.

In terms of the - the sales revenues, you’ve seen the pharmaceutical top line numbers. I share with you here also on a quarterly basis just that you have (promemoria) that there is still strong double di- digit growth here. What lies behind that and what we need to take into account maybe a little bit more thoughtfully, I’ve shared with you in the past that the - the growth of Tamiflu and the pandemic preparedness of the - the countries around the world has been a good source of revenue.

What we’ve seen since we really ramped up the production, we had a very strong second half of last year. We’ve had a strong first half of this year and I’ll share with you in a few minutes just some of the guidance’s going forward. But clearly, if anyone can tell me whether Mr. Brown has the same preparedness to complete that 150 million pound order that Mr. Blair announced.

If anyone can tell me whether the 100 million order that was talked about in France survived the transition between Chirac and Sarcozy. And if anyone can tell me which bill in Congress, George W. is going to hitch a ride to for the promised orders in America, then it would be really helpful to all our planning purposes. So your - our - our job is just as difficult as those in the room, but there is a certain evidencing that this could be maturing in terms of the few orders that are coming in from Government.

When we look at the business around the world, you see strong double digit growth right around the world, so both in the developed countries and in the emerging markets, strong growth, very particularly pleasing to see the 24% growth in North America, but it’s also good teenage growth in most parts of the world, and also from the - the source of that growth that is our key products as ever that are the strong drivers, and if you’ve had a chance to look at the - the top 20 products in the Company, you’ll see that the majority of them are showing that double digit growth.

So, there is a strength in breadth here which goes well beyond Tamiflu and that’s an important part of the messaging. A lot of the baseline business and the growth on the baseline business is in a very good shape and very good shape for the future.

Now part of that change in the structure and where we are getting our growth from and the resources that we put behind it, play through in the P&L account. So behind the 18% growth in the Pharma Division’s sales there are some very clear structural elements that are contributing to the profit. The under proportionate growth in marketing and distribution unlocks probably about half what falls to the bottom-line.

The fact that we are continuing strong investments in R&D is not a deflection, because in the cost of sales, which you may think is growing disproportionately highly there, our actual cost of goods is growing at about 10% and within that 10% we’ve had to make this half-year provisions for Viracept and you’ll see when you get to some of the smaller prints of the provisions for Viracept are over a 100 millions Swiss Francs.

So, we’ve had some one-off hits that we’ve had to take and the good news is those one-off hits have actually had some one-off benefits that really have balanced that out. So, I know this has been the subject of some of the questions in to Carl and his team today. I think, it’s important for you to realize that it’s the fundamentals of the business that are strong and don’t get distracted by one-off gains, don’t get distracted by one-off losses. These are parts of the cost of doing business.

Alongside Viracept, I’m pleased to say that some of our projects to restructure the back office in Europe, our so called Project Forward, where we are taking 13 SAP systems and condensing that into one, our first kick-offs had taken place in Spain and Portugal, the cut-over at the weekend went extraordinarily well, and also we’ve been establishing the new transaction center in Budapest.

These are all, if you will; one-off costs but are trying to address a mid-term perspective that we will continue to have downward pressure on prices in Europe. So we have to be operationally as efficient as we can be and we’ve taken advantage of some of the - the business opportunities, as you would expect good entrepreneurs to do, to run the business efficiently and to take some of these hard steps even although things have been particularly well.

So, this is what lies behind that P&L account and I hope that that is a good reflection for you in trying to put into perspective these, the figures we have announced today. That is played through in margin and you see that Roche Pharma has effectively maintained the margins, the royalties that flow through to Genentech from our business and some business development activities of Genentech have helped them and indeed some of the options and the milestones on Actemra and milestone opportunities we ‘ve taken in oxygen early in some of the Chugai programs also helped the Chugai operations.

If you just take one step back for a minute and say, “All right, well, we’ve been on a journey now for a number of years.” A snapshot of the last five years would show a doubling of our sales and a tripling of the profits, and I hope you’d agree that that’s been delivering on the promise that we’ve shared with you and that the floor and the stage is set for the continuation of strong business from all our key brands and behind those key brands, pipeline and good shape, there is nearly 50 projects between Phase I and Phase II and this is the challenge, which I’ve laid down to the new R&D organization.

We put in place, as you know, five management teams for each of the therapy areas, the Disease Biology Areas. The first way in which we will know that we are on the right journey is how many of those make it into late Phase II, early Phase III in the next couple of years. That’s the challenge to the organization to worry it through to use as much of biomarkers as we can, to use other technologies, experimental medicine, how do we find the subsets of society of a given disease more amenable to some of our interventions because that’s where the clinical differentiation, that’s the heart of everything we are doing here comes from.

You’ve seen is build a portfolio of products with strong clinical differentiation, you‘ve seen it take those out into world markets, to aim to be a leader where we have chosen to play; that, Ladies and Gentlemen, is our mission not only from the patients’ point of view, but from the financial point of view.

Let me give you a short overview on the franchises and on the key products. I suppose for those watching remote on page 24, starting with oncology, 22% growth in the total of our oncology business, now a 30, 31% marketshare as defined by IMS and strong growth in each of the areas, maybe most notably in Europe, rest of world is 32% growth, far too early for the Avastin effect in Japan, what we’ve seen with - with the Japanese launch in June are some rather interesting figures and Chugai themselves have announced that the first week they had 100 patients, the second week they had 200 patients, the third week they had 500 patients.

Modest you may think, but remember, I did signal to you we have an obligation in Japan in post-marketing surveillance to really have a registry of the first several thousand patients, that’s why we have the numbers on - on therapy and this is shaping up well on track.

One of the questions I am often asked and people are regularly calculating is, what is the proportion we should expect of your products from the States and from Europe in oncology?

What you can see is, this rather interesting but mixed bag, but when you look at Herceptin, we are now getting two-thirds of the business from Europe, rest of world and that maybe not surprising because the incidents of early breast cancer to the population is not so different, there is just an enormous population out there.

We have reached a workable level of penetration both in the United States and in the five major Western European countries, but we are still continuing to see strong growth and expansion right around the world. For MabThera/Rituxin where in the early years the - used in the United States across the - the various subsets of Non-Hodgkin’s lymphoma led to an earlier adoption than we saw in Europe, rest of world where we needed everything categorically on the label.

Now that we have achieved that, you can start to see the - the business under shape changing and that the growth outside of America is now coming close towards the 50%, I think that can go further.

For Tarceva, you see that it’s almost 50-50 now and bearing in mind that Tarceva is an oral product, we very often see oral products with a smaller share in the United States than in the rest of the world due to the structural encouragements in the United States that reimbursement is more favorable to injectable than it is to orals.

We have a similar position with Xeloda where it’s a little under 40% of our - our Xeloda sales come from the United States. And then Avastin what we see here is more in the infancy in the international arena. We have a strong penetration in America in colorectal cancer.

The adoption into lung cancer has driven much of the sales growth in the - the last few months and for Europe, it’s a penetration at the moment into effectively 40%/50% of the market that are no non-oxaliplatin containing regimens, and there we’re at about a 50% penetration. So, that would, if you took the total colorectal market, arithmetically it comes to about 30%.

The submission in the first half of this year to the oxaliplatin containing regimens, first and second line, will open up the remainder of the colorectal market. For those of you who are wondering how we are doing in breast, let me just remind you the formal approval came in May, so it’s too early really to give you anything tangible on the adoption rate as of now in - in Europe.

And as I mentioned earlier, CHMT this week should be looking at lung cancer, so by the autumn that should be joining the - the ranks of available potential for our sales teams to pursue.

When we look at the individual brands and the sales, you can see strong 16% growth, 30% growth, 40% growth, 16%, 37, these are all developing very much as we would like them to do and you can see some of the market shares that we are quoting, so a very strong and continuing strong performance, plenty more to go in this arena.

Now at ASCO this year and subsequently, many of you in the room and beyond have been asking the question about, is the signal from Avastin as strong? Are there competitors out there that are starting to look at subsets for patients, trying to make super side of their cause here?

Well, let me just try and put into perspective, the richness of the data that exists now on Avastin. In the first line setting, what you see are the - the principle backbones in blue, you have IFL, you have FOLFIRI and you have FOLFOX/XELOX.

What you can see consistently is that across these various study groups, we are getting a minimum of two months additional benefit and progression free survival upto approximately five months benefit. One of the young upstarts in town would claim something like upto one-month benefit and is trying to make a virtue that this is a compelling competitor.

Ladies and Gentlemen this has got a long way to go, Avastin is well on the journey to be ‘the’ established, baseline standard of care in colorectal cancer. And I’m very pleased to share with you that recently in Barcelona, the EORTC was coming to a similar conclusion on their recommendations for Europe on the standard of care.

What we have in the Phase III program across the - the various projects that you can see here is just summarized from memory, but a very full program, a very full program not only to profile the products but also to establish ourselves around the world as standard of care in oncology.

For inflammation or to immune transplantation, clearly, CellCept had a good first half-year that’s the lion share of this business today. We’ve seen results on lupus nephritis that did not meet the pre-described end point of a statistical significance over the unregistered cyclophosphamide, but what’s been very interesting is to see something like a 56% improvement signal for people who have not had a new drug in 40 years.

So, we are continuing to work on the analysis of this data and we will work with our partners Aspreva that conducted the trial to discuss with the regulatory authorities what should we do next.

For MabThera off to an early start in - in rheumatoid arthritis in the TNF non-responders, it’s interesting but we don’t track this on a quarterly basis, because this requires (ad hoc) research to actually track it, so I haven’t got an update to share with you on the penetrations, but we do know from the feedback that it’s - it’s going well from most countries perspective.

And also in MabThera in this area, the Phase 2 data, the multiple sclerosis that we presented at the American Academy of Neurology that is very intriguing data and we are in discussions. How do we progress forward do we do it MabThera? Do we do it with the successive product with Ocrelizumab?

And just to remind you in the back, there is also a study running with MabThera/Rituxin in primary progressive multiple sclerosis, which is a regulatory enabling study. This is a higher hurdle to jump, nothing has really jumped this hurdle in the past, but we should know the - the results from that next year.

And then with Actemra, very good results, a very impeccable consistent signal across the three trials that I’ve read out so far and essentially the four studies that we are just waiting for the results in the coming weeks, is also intriguing because that’s in monotherapy.

And just maybe to remind you, these are the - if you like the treatment algorithms for the rheumatoid arthritis area; we’ve had the readout on RADIATE which is on the TNF non- responders. We have had the readout into toward which is with

Methotrexate. We have the readout on the option study, which is on the Methotrexate now even non-responders and we are now just waiting on the ambition study in monotherapy. And that’ll be the completion of the data we need for the filing later on this year.

Again from memory that’s the summary of our autoimmune workload at the moment between the approvals Phase III, Phase III and Phase I and in here you see the Toyama SP-1 project joining in not only in rheumatoid arthritis where we would have an interest in Phase I, but also in some other autoimmune diseases.

In virology, again good growth, good growth in the European region and rest of world in hepatitis C, particularly interesting to see that with some of the shorter treatments durations that we can now achieve, this also helps and enhances as we penetrate into the developing markets and also take the hepatitis B activities into Asia.

We’ve projects that are coming through Phase II, the polymerase inhibitor. We have had our first Phase 2 results. We still see dramatic reductions in the viral load. As I have had the opportunity to share with a number of you, there were signals of neutropenia, so we are continuing with the Phase II profiling study adjustments on dosages to see if we can get the sweet spot that has the viral load reduction, but avoid some of the neutropenic episodes.

We’ve also in Phase I some other activities also in polymerase, protease and also through the shuffling technology that we’re working with Maxygen on the potential for a next generation Pegylated Interferon specifically focusing in Genotype 1.

In terms of brands, clearly Tamiflu is still the main effect here, up until this point; the guidance that I have shared with you is upto 1.2 billion Swiss Francs for this year. You may wonder, well what about; we’ve got 1.1 billion effectively in the bag in the first half year. The guidance I can share with you from what we can put our hand in the fire for would be 1.4.

So that’s a slight tickle forward on our guidance, but it’s still when you look at the second half of last year and the second half of this year, that is about 1 billion Swiss Francs, that will have to come out of the top-line for that year-on-year comparison. So, just to remind you we need you to take that into account. As I have mentioned Pegasys growing strongly and also Valcyte™ is doing nicely.

In the metabolism area this is pretty much grown by Boniva. We are now standing on a weekly basis, about 16% marketshare in the United States. We published and have in the hands of our sales team some direct head-to-head comparison with (Tozumac) this is resulting in a tickling forward on the - the way in which the product is being adopted.

We also have some very interesting matter analysis on some of the studies conducted so far. So the profiling of this product continues and I think it will be the basis of continued growth in America and in some of the European countries. There are some countries where we have struggled against generic (Tozumac), countries like Germany, countries like the United Kingdom here.

We are off to a particularly good start in countries like France and Spain. So I think we will see the stage set here for - for Bonviva particularly the America to be a growth item. Our Glib 1 product is in Phase II with the sustained release formulation, here, it’s not a matter of questioning does the product work or not work? We’ve very good data from the Phase, the single daily dose treatment, but we are looking at is so that we can give this weekly or even every second week and that’s work in progress, we’ll report back when we have the results.

For the CETP inhibitor, we have now collected a considerable amount of data out of the Phase II results, out of some additional pre-clinical work. We have some questions over what has been released on torcetrapib and we are asking for our closure of Phase II discussions with the Food and Drug Administration and also with the potential rapporteur, co- rapporteur.

As a result of those discussions and what we learned, not only what we know about our own products, but also what we learn about the torcetrapib story, then in the autumn we will come to our conclusion on the best way forward for us, and I think what we can and have shared with you, we do believe that the cardiovascular signal are torcetrapib unique not class.

There are certain questions on the quality of the HDL that is created, is HDL a consistent HDL? What is certainly clear from the world stage to date is that the HDL that niacin produces has shown proof of concept.

So one of the questions we’ve got is how niacin like is the HDL that we produce and indeed how niacin like was the HDL that torcetrapib produced, so that’s clearly all feeding into a discussion that we will have in the autumn, and we still think we’ve a very interesting property here, the question is more how do we develop it forward? And that’s what we will come to in autumn.

In the anemia market, clearly price competition in Europe is moving apace, and probably our most aggressive competitor is Amgen, but Johnson and Johnson is only a whisker behind them; that’s the reason why you see a modest decline in Europe for the sales revenues, the volume is still increasing, so we have a mixed picture here. We are gaining market share in volume in some places, but there is a gentle erosion in the - the revenues.

You will have seen CHMP recommended three potential biosimilars from the BioBanded and they will try to come forward whit their - with their products. I don’t think it’s over yet, very intriguing to see that with suboptimal data CHMP is thinking of giving them a full label in renal anemia yet contraindicated in subcutaneous administration.

If you remember that’s where Eprex got into its problems and thinking of giving them cancer as an indication without any treatment to patients, and without any formulations that are appropriate to the cancer area.

So, we not only do we have good medicine and good science and good hurdles to deal with, the fourth hurdle of hoping for more competition clearly is there and the relatively recent introduction by Shire of the TKT product is also at the moment really just like the first biosimilar.

So the stage is set in Europe for a continuing competition. Let me state before closing out on Europe, of course, we have now got our recommendation for approval on Mircera, a good label, very workable label, and we are on the countdown for that, it usually takes three months, let’s say for all the 27 member nations to give us the final approval.

Then we’ll launch in the autumn and with the profile that we have got, a very clear differentiation in the pre-dialysis setting where Europe is well underserved. This is before the people need to go for dialysis and the benefit of that once monthly treatment, we think will encourage many more people to come forward, some would come for a three times a week treatment.

Then in Dialysis Centers we will have the two assets to play with, for those that are on some form of fixed-sum reimbursements, the idea of halving and you’ve maybe seeing some of the data we have released in terms of working efficiency, Mircera would allow a halving effectively of 44% of the workload of a dialysis center in nursing time and administration time.

So to people that are measured on efficiency, that’s a key driver. To people that are only measured on the price per international unit, then their recommend will play out its part. So, the stage is set for us to enter and shake up the market a bit this coming autumn.

In Japan, the fixed and flat-sum reimbursement, which is one of those systems I am talking about where greater efficiency is a key driver, is playing out and we are seeing a reduction in the pricing in Japan.

We have also seen Amgen Chiron with Ness getting recommended and approved in Japan at a price that for that market is like a biosimilar and the label is restricted to maintenance setting in the corrective settings you will still find Amgen and Chiron selling their traditional products at a higher price than the price they get for the maintenance settings and you should expect my colleagues in Chugai to fully play their part to maintain the 60% marketshare that they have in Japan and this may have to include price as part of the competitive (weapon) obviously.

Finally, for the United States, you saw that in May we had the - the ODAC and we also had the recommendation for approval for Mircera, but I am very pleased again to re-emphasize, we do not need any further clinical trial work. What is needed is that out of the ODAC, FDA wants to look at the correction level for hemoglobin. We suspect this will probably come to a level of 12 and this should apply to the class.

So, effectively the meeting that they planned for September 11th and 12th is to look at Procrit and to look at Epogen and to look at Aranesp. Then with that in - in place, and we are not on the stage on that day, with that in place, we then have the completion of our labeling.

That can take somewhere between 2 and 6 months given the - the time clock that the FDA works through. Also then for completeness, Judge Young in Boston will be holding a - a hearing that will start on September the 4th .

So, it will be a busy autumn for us and thus far everything is playing out exactly as we would have expected it. No hidden surprises and well on track for what we believe will be our significant entry into the United States market.

In the outlook, really poor memory, on Chart 37 and 38, I share with you some of the fillings, trial completions, recruitment completion and the Phase III decisions that we have made in this second quarter and also the Phase II initiative that have started in the second quarter.

So, we had a busy first half-year. I think it’s been an absolute tribute to the R&D organization, but we have kept all our plans on track despite the fact we needed the help of about 300 of our colleagues in charging the new R&D model that went live in July the 2nd . But everything - everything is on track.

In terms of the projected filings, clearly for this year the Avastin, Xeloda and Avastin submissions are in, for CellCept as I had mentioned we are rethinking and for Actemra we are on track for the end of the year as planned. And therefore on our checklist for the upcoming year, you can see where we stand. We still have the data to come from a number of these Phase II programs.

On the glucokinase activator, the second molecule in the series has not met our hurdle but the third molecule in the series continues. With the polymerase I told you that we had some interesting data there and we’ve got some further work to do on dosage.

For Pertuzumab, the data came through in metastatic breast cancer and we and Genentech have made our decision that we will now plan for Phase III. On MabThera on relapse in reemitting that passed the hurdle and the question is now is it MabThera or Ocrelizumab, for Actemra we are there, for CellCept I’ve mentioned.

So, I think we’re - we’re well on track and we stand by our guidance despite having to take the Tamiflu number into account for the second year, the second half of the year, we fully stand by a full year of double digit growth for the - the Pharma division and will play our contribution into the corporate guidance and with that I will hand over to - to Severin Schwan.

Severin Schwan:

Thank you, Bill.

Good afternoon ladies and gentlemen. Before we get into the half-year results, let me just express how much I look forward taking over the CEO role for the Roche Group. It’s a true privilege to lead this organization and I also look forward to working more closely with yourself, especially those of you who focus on the Pharma side.

However, I will only take on my new role hold in March next year with the AGM. So until then my focus is and will remain Diagnostics.

So, let’s get into the Half Year Results for the Diagnostics Division. It’s been a very busy first six months for us, on the one hand - sorry - okay, and let’s get directly into the numbers.

On the one hand, we were driving the operational business, as you can see, with the 5% growth in local currencies. On the other hand, it was a very busy month because we had completed three exhibitions and we have the tender offer for Ventana.

Now, if you look, and I will come back to this in more detail - if you look into the numbers, you can see that the growth is really driven by our two bigger units, the Professional Diagnostic Business Area and the Diabetes Care Business Unit, both outgrowing the market by 6% growth in local currency.

You can also see that Applied Science has a strong performance with 9% growth in local currencies primarily driven by our Genomics portfolio.

Molecular diagnostics has a negative growth and that is entirely due to the - what we call industrial business, where we deliver back end science to other life science companies with the expiry of the foundational fees here; patents, this business has literally come generic, the prices have come down and as such you see the sales declining. If you would correct for this industrial business, in fact, underlying growth in Molecular Diagnostics is 4% in local currencies.

Now, if we have a look along the regions, you can see a solid growth throughout the globe with the expec- exception of Japan. Japan, minus 1% in an actually declining market.

They are hit by this bi-annual price cuts and we see strong pricing pressure in the important flat screening segment. On the other hand, Latin America and Asia are doing very well with good double-digit growth rates.

If we turn into the P&L, again, 5% growth in local currencies, you can see that royalties and other operating income is stable. Now this is actually better than we expected. I gave you a guidance that we would have expected and we still expect for the full-year, a decline in the royalty income due to the expiry of the Foundational PCR patents. This was offset, however, by some one-off licensing income.

Cost of sales: slightly ahead of sales growth, again, very much driven by the industrial business on the one hand and our continuous investments into our new products.

M&D and R&D compared to a relatively low base versus last year and G&A is pretty much distorted. On the one hand by is incomes related to legal settlement and on the other hand to - due to the Bio Veris exhibition which was just closed at the end of June and where we actually had a one-off income due to the fact that we could release some of the provisions we have built up over time for royalties.

The operating profits growth in absolute terms, 3% versus the previous year. You see this reflected in the margins, we stand now in the EBITDA margin of 30.5% relative to sales and let me remind you that this is still dramatically ahead of competition. Competition, as Bill said, is about 20% EBIT for the sales.

So, there is a 10-percentage points margin difference here or if you like, a third, in absolute terms. And you see the same picture, of course, on the (unintelligible) with 20.8% of sales.

If we go into the various franchises, Professional Diagnostics continues to be driven by immunology. You see here double- digit growth, 11%, very much driven by our new products introduction. Last year the COBAS was 6000. This year, they have added the COBAS 4000 lines, the platform for the smaller length.

Diabetes care has recovered. It is now growing again at 6% primarily driven by the US. In North America, we have the growth of 10% for the first half of this year, because we have gained the complete (Accu-Chek) portfolio available.

Insulin deliveries, insulin pumps growing by 17%, however, of course on a smaller basis.

Molecular Diagnostics: Here you can see exactly the effects from the industrial business, which is heavily affected by the price decrease, so that has an impact not only on the sales, but of course also directly on the bottom line.

What do you see on the other hand is that the virology business is still growing nicely and that is due to the advantage, the competitive advantage we have in our automation for virology.

Now, really this first half was very much impacted for us by three acquisitions and our tender offer for Ventana.

Now you can see that those acquisitions as such if it send an entry into attractive, sizable, growing market, however, what I’d like to point out over the next slide is how this all fits together. How those businesses complement what we already have and how we can leverage our existing business?

Let’s start with Applied Science. Our strength in Applied Science; our research business is our position in genomics; in real time PCR with our lifecycle of portfolio.

Now what we are doing here is we are adding sequencing, we are adding microarrays with the acquisitions of 454 Life Sciences and NimbleGen and as such we can now offer a complete portfolio for genomics research customers.

As we turn to Professional Diagnostics, and if you look at the tender offer for Ventana, you can see here a similar leverage across our existing and the new business. In fact, what we do in our current business, in immunology and PCR we are detecting nucleic acids proteins normally in fluids like plasma serum.

Now with Ventana, we are leveraging this into tissue. If you look at advanced staining that is nothing else but detecting nucleic acids, DNA, RNA and proteins embedded in the tissue. So you can immediately see how we can leverage, how we can complement the technologies, the skills, the capabilities of the two companies, but the real strategic advantage for us comes if you put this all together, and if I say we put all of it together it is not only Ventana, it is also NimbleGen, it is also 454 Life Sciences, it is also BioVeris.

All of those acquisitions are very, very targeted around our existing businesses, they are very targeted around molecular biology, which is the key strength we have on the Diagnostic side, but which we of course have also very much on the Pharma side.

So, this is how we get closer to truly leveraging the synergies between Diagnostics and Pharma by being ‘the’ partner of choice for Pharma by providing all the necessary platforms and technologies across the broad spectrum of methods, be it on a DNA level, a protein level or a tissue level.

To sum up, we are on track for the half-year. We are on track for our product launches, we stand to our guidance that we outgrow the market for the full-year in the Diagnostics Division. With this I would like to handover to Erich.

Erich Hunziker:

Thanks Severin. Good afternoon ladies and gentlemen. Going into the financials together, I think for quite sometime when we met I always pointed out that one of the biggest challenge for a fast growing company is to keep the cost base under control, and we are trying to bring across that we have a multitude of programs running, that people understand.

That just having very nice uptakes of the sales growth does not mean that we increased their budgets just proportionally or that they in the win shadow of such a nice sales upturns that they actually can grow without adding value and I’m act- I’m actually quite pleased how it starts to show.

Of course, if you have a look at this and I - I respect when you focus on the big growth, but let me really go to the underlying story, which is starting to showing up.

Let me go to the cost of sales.

We have told you that over the last four, five years we have divested over 35 factories, and that we are constantly concentrating on our production counts and if you take - and if you dig in into these cost of sales, you will see an amazing development that our actual production costs are actually growing in the mid-single digits.

Bill has pointed out this is of course a little bit obscured by the provision we had to take on Viracept and it also in this line of cost of sales, you also have and you’ll find it everything in the - in the financial statement, you have of course the profit sharing we have on the success of Boniva and you also have elements of royalty pay- payments to third parties where their successful technology contributed to the final success of our product.

So I think it’s a very solid development on the cost of sales line. If we go into our M&D, I think that’s even more important for the overall picture. If this would be a bureaucrat- bureaucracy and not an entrepreneurial driven company, people would claim their budget of last year and then add something up, but that’s not what - how we are planning.

We are giving our people funds to create value and yes, over the last two years we had quite considerable market introduction of new products, we have followed Boniva, all the new indications on our oncology products, so we have increased it, but for me it’s a very good sign that then in periods where - where we are actually stabilizing for a moment and have so significant line expansion that - that this organization has the power to keep the cost increase under control.

And I can also, of course tell you that the personal pride is affected that if I see a G&A figure of plus 17%, I mean, it’s unacceptable quite frankly. But I can also assure you there the underlying figure looks extremely constructive and within our target range.

What we have in there in the G&A line are elements like our build up of the Eastern European Service Center or I mean a service center in East Europe serving whole Europe and I mean it’s easy for you to understand at the moment everything runs double. I mean we have to pull infrastructure in Budapest, we have the computer systems in Budapest, of course they are running, but you have learnt from what Bill has said only two countries, Portugal and Spain are already on line on the new system and all the old systems are still running.

So, I think in there, there is - there is definite a cost element, which will move away because towards the end of this year the integration will be done so that most of the major markets will be run out of Budapest, and in the G&A line in here you know us, we want to be very transparent, but in one battle we are not so transparent; that’s our legal battle with Amgen and it’s obvious that this generates quite considerable investments into Mircera into the United States and this means this cost is in there.

With regards to the out- this line standing out, royalties and other operating income, I think Bill has given you the element and you will find them all in - in our financial statement, so that you can hopefully differentiate, but what I wanna tell you is if we take what shows up in this one line as positive maybe period specific costs and if we balance it with Viracept, with the Mircera litigation costs, with the startup of the Budapest Center, I can stand in front of you and I can say this is very much balancing off, and this has been underlying development, which is in the right direction.

Of course, and you know that we don’t want to be slaves of quarterly or half-year margin targets. You see in R&D where we are creating value, building our future, we also spend more than our sales growth and I think this thing will always take the flexibility to invest on the cost side, it varies at short, medium and long-term value.

That’s the margin situation as it was just explained by - by my two colleagues.

If we go into the financial income situation here, I may say this is also more sustainable than the half year, a year ago because what you can see the equity income which was driven last year by selling down certain portions of our equities, on the one hand voluntary but on the other hand you may have released that some of our biotech stockholdings we had, the companies were taken over and we just had to sell these stocks, and this equity income part is much smaller than last year and it’s logic I mean, with - with our liquid funds on the balance sheet increasing and also the interest side increasing in the market, the - the income from interest is actually going up in a very positive manner.

What’s important for you? I think I can tell you we have not turned anything on this screw of value at risk. It’s not that we suddenly are increasing the risk taking in finance to increase the returns that would be nonsense. This is a high-tech healthcare Company, which takes the risk in innovation, which is our core.

But what I also can tell you, if I now look into my operation it’s a different road, I mean if I think that 115 legal entities now work on one cash pool and 37 countries are already in one cash pool, that’s the kind of world I want to see in Roche and of course, just, you can say, “oh, it’s some - some millions” and I look at banking representatives who do - who do not earn these monies anymore, but I mean we are coupling constantly our Forex costs with transaction costs just by having this - in this, by this organization to a state which maybe is top tier for the pharmaceutical industry and the healthcare industry.

But where other industries which have (unintelligible) much more to the growth have been already 5 years ago, but at least we are - we are going there in the right direction.

Tax rates: You know our story. We have a hub and spoke concept, which has lot of advantages on the innovation side, but every coin has another side. So this Genentech is a US company, I mean they have just saved with the tax rate in the range of 40% and if they - their profits are growing quicker than our profit, their share of taxable net income increases, and that’s what direct element 1.9 shows on this chart, just by Genentech growing faster and having higher profits the tax rate would have gone up 1.9%.

The good news is that they manage to get some R&D tax credit that’s the green counterbalancing 1%. Should I know effects - but now comes important thing.

We made quite nice progress on the tax side of Roche core. In two ways, my team and myself, we finally set with the 15 years dispute in Germany, which is our second largest market and everything is settled for the last 15 years until the end of 2006.

But not only the settlement is important ladi- ladies and gentlemen, we now agree with the German authorities how everything is being treated and this gives me a much better planning security for the future. So that I don’t have to have a security cushion how will they in hindsight treat us?

That’s one element which has decreased the tax rate and the other element is that we also have reached excellent solutions in Basel actually for our core business with the Swiss authorities and the Basel authorities and I can tell you that this 1.7% should not be a one-time affair, but that we, I think, from our perspective we have now standards in place that our tax rate should be for the Roche core heart in this 17.55, 18% percentage range.

That’s the overall result as it all comes together and it was always my ambition that if my colleagues actually had this excellent operating profit that we bring it to the - to the bottom side - intern- bottom line.

Internally I have used, I have used the term when I was standing in front of my team, I said I don’t want this company to be an operational Ferrari not bringing the power on the road and what you can see is that we actually brought it down to the road due to the net financial income and the tax situation.

If we come to the cash generation and also here some of you know our projects; we are monitoring cash, we have built up in the last two years, built them up, a cash flow reporting which is also, I may say state-of-the-art.

We know in which countries there is networking capital for which product has increased accounts receivables, all these elements are now totally bottom up like in a P&L quality available and I think this gives us a much better steering ability also to look into running our business as an entrepreneur.

If you look at this 8.7 billion in EBITDA, I still remember the time when I reported approximately this figure for the whole year and now it is in absolute term for the half-year.

You see a clear commitment to reinvest into our businesses by still having some on-going project in property plant and equipment in the intangible assets but also there, you know, the major investment should be done. Some treasury results and what you can see in taxes is two, has two elements.

Of course, net income last year went up considerably, so Genentech paid 400 millions more in taxes, Roche paid some 100 millions more and what you see in there is then the settlement of 15 years with Germany. It’s all settled and already paid, and on the other hand the dividend which we increased in the order of magnitude of 36%, and the first acquisitions, which were already closed and paid like Bio Veris.

To make it very clear, projects like Ventana, of course, do not show up yet. So, it is against - against end of year and mid- year, it looks as if we, yes, we have come down, but I think that’s not the right comparison, if we don’t compare it year-on- year, half-year last year, half-year this year, you see a very solid free cash generation and this will be also boosted just in July, because this la- last line convertible bond will actually disappear on the debt side on the short-term debt side, and on the other hand, this will be paid by the (unintelligible

Genussscheine) which do not show up here on the cash side, so this will have a good effect.

Balance Sheet boosted by the strong net income and I think, as our Chairman and CEO has pointed out, this race is a lot of cra- creative ideas by third parties. We are just very proud that it is rock solid the balance sheets and that it give a lot of strategic flexibility to create our future.

We have already mentioned nothing to be changed on our guidance. Thank you.

Franz Humer:

Thank you very much Erich, and thank you Bill and Severin for your review of our business half-year. With that, I would really like to open it to questions from the floor. I think there are various people with microphones around. Can we start with the gentleman there in the back and then here, number three, here then second microphone.

Q&A Session John Marty:

Thanks very much, John Marty, Goldman Sachs.

So, I find a couple of questions and first, what can you tell us about your decision to split the CEO and Chairman roles? Can you tell us anything about the succession in the overall transition there? Say for example, how is your role going to alter in the next one to two years?

And the second, Erich told us a lot about cash. What can you tell us about the use of cash going forward?

Franz Humer:

Well, to the first one, rest assured: you are not getting rid of me. Look, I’ve always said that the - keeping the two functions together is not a dogma, and I have repeatedly discussed with the Board when is the appropriate moment to split the two functions.

We’ve come to the conclusion that the AGM of 2008 is the right time, I’m then three months away from being 62, the company is in great strength financially, as you have seen operationally.

So, we are…it is possible for us to make that change out of a position of strength. We are also in a situation where we do have an extremely strong, coherent, well functioning management team, which can support such a tren- transition.

At the same time we have our next generation of mangers coming along, you have seen the changes we have made in R&D under Bill; you have seen the changes we have made on the commercial side under Bill with Pascal Soriot.

So, also there we are preparing for the next generation. We wanted on purpose also to make again a change that looks through the long-term, not a transition. Therefore we went for a generation change and I believe I don’t have to say that Severin has over the last 15 years that he has been with Roche done in - in all his various function an outstanding job.

It was also and then I have to say that also very clearly we looked at inside and then considered outside candidates. In the end an inside candidate has the enormous strength of knowing the people, knowing the organization, knowing the culture, knowing the history and in a company like Roche, this is something very, very important. That’s about why and why now.

Clearly again we had at the board having had the long tradition of having Chairman and Chief Executive in - in one hand, it was clearly a desire of both the board and myself, to also say, “Well, how do we actually split those two roles? What are the responsibilities of the CEO, what are the responsibilities of the Chairman?

We have in a two-page paper defined that, very clearly laid that out. That has been discussed and approved by the Board; it has been also discussed with Severin.

We will review that document on a regular basis, ‘cause we also believe that something like that needs to be adapted overtime. But I hope that don’t need to go into the - who is doing what in - in detail but that has been addressed between the two of us.

Your second key question cash. I’m - I’m not taking that issue - well; we are not taking issue lightly. First, you have seen we’ve spent in the first half of this year, if the Ventana acquisition comes through approximately 5 billion Swiss Francs on acquisitions.

It is important for us to be able to make those acquisitions when we decide as Erich said that in response to the very same question earlier today, he said “well, when we made our offer for Ventana we didn’t have to write in the letter well in here is a bank guarantee that we can raise the money,” because we’ve got the money everybody just needs to look at a page of our accounts and everybody knows we can pay and we can pay now and we can pay tomorrow. So, to have that flexibility to be able to react quickly when opportunities arise it’s something very important.

Second, we have a different capital structure to our competitors therefore and we cannot, do not want to change that capital structure. Therefore we can’t go to the capital market that easily. We could possible go to the debt market, but when you need the money the banks become a little bit more stingy than if - if you don’t need the money. So that also requires us to hold a bigger cash reserve.

Thirdly, we will continue to increase our - our dividend payout and we’ve said that at of the yearend because certainly there is room to - in that area to also come abo- among the best companies of among our peers. So, that’s what we will continue to do and work on. Share buybacks for us is because of our capital structure not a viable alternative. I hope that addresses your question.

Moderator: Analyst:

Please there was this gentleman here. Yeah.

Sebastian Berton from Exane BMP Paribas, three parts of questions, please.

The first one on Avastin, now that you have the breast cancer indication in Europe and close to having the lung cancer one, can you update us on your pricing strategy for the products in Europe?

Secondly, regarding your Anti-CD20 products NMS, when do you think you will start Phase III results in reducting remitting MS given what’s happening with the arbitration between Genentech and - and by Genentech does this effect any decision on your side to start trials outside of the US?

And lastly could you tell us what was the issue with GKA public and the mechanism action maybe a high posed, but could you just fill us up in there? Thank you.

Moderator:

So for Avastin, as the most of you who know the breast indication has a high dosage. If you call it that way, twice the colorectal dosage, and we’ve still got the AVADO study running. It should readout in the first quarter, they are about to be entered that should readout in roughly the first quarter next year.

For lung, I’m still optimistic that we will end up with a label hopefully in the coming PHMP with both the standard colorectal dosage and the double dosage on the label. So, we are still to see what the AVADO results needs to be, before we need to look more seriously at the pricing policy in Europe.

What we have done is to take some ideas to various of the European governments and win negotiation with them on how we can help them if they need to use the double dosage. It maybe found a bit oblique, but clearly the - the best example that’s actually in place is the Genentech example with a capping program in America.

Now, not all of the European markets work in that way but it is easy to do that but we have some various ideas that our country managers (support those) and we are in discussion with the - the authorities on it. So that I think is more of a bridging because still got what plays out and some of you have heard me say this before, classically in cancer and it maybe helps to address (unintelligible) and the US as well here.

What plays out in cancer is that in America, by and large people if there’s two dosages on offer, they start with the higher dosage and they only ease back, if there is some toxicity that kicks in, and I’d remind you that in the lung area, the only total overall survival data that we’ve got is that the higher dosage with the platinum.

In Europe, in quite marked contrast, if there are two dosages, people tend to start with the lower dosage both on the basis of cost as much as anything else, and the only increase the dose if they don’t see a response. So, I believe that what we will see play out is a more rapid adoption of the standard dosage if you like.

And that’s been our recommendation to the investments community to model it on the standard dosage and a goodly penetration and if there is some usage of the higher dosage, it’s likely to play out in a slight reduction of penetration, but you’ll roughly get to the same significant numbers. So, I think that that’s where the advice that we are coming from on the pricing.

(Franz Humer):	So, our objective really is to maximize penetration and to give access to as many patients as possible.

(William Burns):

Absolutely Franz for the, sitting here in London the only caveat to that is we do recognize that here in the UK under rather special guidance’s the price for Nice would need to be so dramatically lower that really in the UK it’s principally being in the private Health Care Sector at the moment rather than the public, but across the rest of Europe and as I’ve shared with you this sort of 50% penetration in the colorectal cancer area, clearly as a good demonstration of that rapid update and us trying to make it available to as many people as possible.

On the CD20 Program, the first thing to say is that the arbitration between Genentech and Biogen Idec does not any way influence our thought processes and what would we are doing at the clinical trials. We are having the discussions with the Regulatory Authorities.

Do we go forward with Ocrelizumab or with MabThera and my best guess is that it’s probably about the turn of the year that the Phase III would start. So that - that would with whichever of the two products we go forward with. With the Glucokinase activator, we saw signals of activity in the lowering of HPA 1C. We saw some associated toxicities.

We do not think they are necessarily class effect, but they have given us food for thought and when we look at the third member of this series we believe that may have a way forward. So, we take that now forward towards Phase II. Okay?

(Franz Humer):	There was a question here and then this gentleman and then there.

Sanchin Jain:

Thank you, it’s Sanchin Jain from Merrill Lynch. I had three financial questions if I may.

Firstly on Pharma royalty income, even excluding the one-offs, we’ve seen a significant increase in the first half. I just wondered if you could give us an idea how we think about the growth in that line going forward?

And then secondly a similar question for the Diagnostics royalty income, if you minded quantifying the higher licensing income that offset the PCR decline and whether that’s recurring?

And then finally on a Pharma gross margin, perhaps you’ve a lot of moving parts in there. So I just wonder if you can give us an idea of the underlying gross margin proven excluding all the one-offs and the royalty payments you are making on Boniva, Tarceva and Tamiflu et cetera? Thank you.

William Burns:

So, from the Pharma side on the royalty income to be perfectly honest (Sanchin), I don’t sit and look at this because it’s, it’s almost a result of how well other people do in selling the products, that are using some of our royalties. So, I really haven’t got a - do we have the data actually within financials Ian? Not, not forward looking but just the historic royalty data?

Moderator: William Burns: Moderator:

Microphone here please. (unintelligible).

Or just to see if there’s some historic data that can help there…

Yeah, you have in note 5, you have a split between the two divisions with a comparative as well as giving you royalty income which is steadily growing and income from out licensing agreements and the income from disposable products which just by the nature of it, every single number in there.

If you are being pedantic about it you can pay us one time. What you can do there, you have got those numbers for this, for both half years and you have also have also got the same information in the Annual Report so you can - you can do your analysis and you can look at the information we are giving you in the financial review and you can draw your conclusions from that. The question you asked on the Bonviva that is actually in the cost of sales description in the financial review, so that - that number is given.

Erich Hunziker:

Perhaps I can add on the royalty income and the outlook for Diagnostics. You’ve seen we have a total income of about 91 million. We have expanded a PCR front license with (unintelligible) that has also been made public, but we do not disclose the exact amount.

So I cannot share this number with you, but it is part of the royalty income in the first half of the year. Now, if we look towards the second half of the year, again, it is public knowledge that last year we have made one of the big license deals in PCR with Beckman Coulter.

That was of the amount of 37 million Swiss Francs and that is not reoccurring in the second half of this year. You - so you will see two impacts on the one hand, the special income in the first half will not repeat and on the second half in addition, we will compare against the high base in the first half 2006.

William Burns:

For the Pharma margins, again, I don’t want to go back to where we were in 2001 and trying to give some forward guidance on our - on our margin developments. I think the business is now in a sort of regular rhythm.

The - the only thing I would say is that there is usually each year a higher profit in the first half-year than in the second half year; that’s been a rather typical pattern for us on these businesses. It is not driven by a seasonality of sales; it is more seasonality on the costs and the reimbursement and the clinical trials and so forth.

So that still needs to be taken into account, as you would model on a regular yearly basis. The - the difficulty when you come to saying what happens if you strip out one-off, so the number of one offs that are actually the cost of running a business, we regularly try and streamline tail end products. It’s not something that we have a fixed number for - of a given time.

We can streamline, which also helps in the simplicity of the manufacturing the drug safety monitoring, they are just suboptimal and we have one off costs in informatics in there, but we - so I really wouldn’t want to give forward guidance on it, but more to say just remember first half is usually most solid than second half.

Franz Humer:	And I think in the first half though if you still look at the one offs…

William Burns: Franz Humer:	I think they are balanced out They are balanced; that does not make a change to the margin. Yes, please, back there and then - and then - yes, please?

Andrew Baum:

It’s Andrew Baum, Morgan Stanley and a couple of questions. Firstly, just on back to the subject of the use of the cash, could you just update us on your views regarding Chugai and the limitations regarding your (unintelligible)?

Franz Humer: Andrew Baum:

Sorry. I - I didn’t catch you.

Regarding Chugai, your stake in Chugai and the options to increase it in terms of thinking about uses of cash and just remind us of the constraints and the timing?

And then second point question for Bill on Avastin, could you just give us your assessments of what is the real world duration of Avastin therapy in the frontline metastatic setting and the potential for that to increase given the drivers behind it?

Franz Humer:

On - on the Chugai, we - we currently hold because Chugai brought back some shares, Erich please correct me if I’m wrong. We hold 51.3 shares Chugai had are deducted from counting, but they are not destroyed, so actually nothing has changed.

We have at the moment still 50.1 percentage, but voting vise this will drive us to about 51.3% and we can go in the fourth quarter, I think it’s at the end of October if we want to buy the contracts which we have we have the option to go to 59.9% towards the end of this year.

If we however, have the - not however, there is a constraint there that we need to make sure that Chugai’s stays quoted on the Tokyo Stock Exchange and that means that the remainder of the shareholding must be distributed among 10 different shareholders.

William Burns:	I think Franz the top 10 shareholders - the top should not trigger something like a 75% owners there.

Franz Humer: William Burns:	Top 10 shareholders should not break into that… If you call into question, it’s not an absolute, but could call into question…

Franz Humer:

We could - we could move to the 59.9 sometime towards the end of this year or early next year. If we do that or not we haven’t really decided yet, but clearly Chugai is in a phase where they are now entering the phase where they are launching the new products, which we have launched outside of Japan perhaps during the last 12 to 18 months. They just launched (Pegasus) in May. They only started a few weeks ago with Avastin. Yes please…

Andrew Baum: (Franz Humer): (William Burns):

Sorry there was an Avastin question

Yeah, your Avastin question.

So the Avastin queston, really when we first started the clinicals in Avastin, Avastin was been added to therapies and the classic in oncology is the treatment progression, so that’s really what we - we had those trials and we also closed out effectively the studies after the drug had, so the treatment had progressed because that satisfied the regulatory requirements.

So if you are modeling I would tend to look at it being a treatment progression time line that we are seeing typically being used. Now, the fascinating element for Avastin is that really the time line should not be linked to a progression that is triggered by a resistance to one of the oncology products, the cytotoxics and the first clear evidence, I think that would be shared at ASCO this last May if you are following that is, the so-called BRiTE Study.

On the BRiTE Study there is a clear evidencing that the new way forward, but we are still to build the story, we are still to get the traction on this story, is Avastin should be part of the fundamental care of the patient and then if people need to ring the changes of the cocktail on top that’s what they need to do.

For that work in progress; that’s the future direction and the BRiTE Study clearly signals that this is the way to go, so if you are modeling now, go to treatment through progression, but bear in mind there is - and a school of thought that’s developing out there amongst the oncology community, aha, maybe we should keep going with Avastin. Okay.

Moderator:	Here and then over there Gentlemen there and then the Lady in the back.

Analyst:

It’s Ben (unintelligible) Dresdner and just a couple of financial questions if I may? Just on R&D - on capitalized R&D actually, it looks like you capitalized around 4 to 500 million Swiss Francs in R&D costs mainly due to rules under IFRS.

They kind of effectively understate your R&D investing through the P&L, I was just wondering if there is any clarity about what the runway would be in terms of capitalized R&D spend or for that kind of thing going forward?

And then secondly in the cash flow, it looked like you had sold about 8 billion Swiss Francs worth of marketable security, but also bought about 5 billion. I just wondered whether these were for the Biotech investments or what particularly was happening through those couple of cash flow lines? Thank you.

Moderator: Erich Hunziker: Moderator:

Erich?

Okay, yeah.

I and you can take the details. I mean, what are you - what are you questioning that we report under IFRS? I mean, this is a very clear school. We have explained it. We are not happy about this. We - when we were lobbying against these rules, we had our arguments that we would prefer the risk taking to immediately hit actually the P&L, but the whole European community and finally the Board of IFRS has voted for these rules and they are strict and they are applied by Roche since quite a long time and that’s how everybody who is reporting under IFRS is actually taking innovation on board.

So, this is an ongoing process and this, if you want to count this as a one time I can only shake my head and maybe Jan you can give the details for other elements.

Moderator:

I think Ben, it’s absolutely linked to business developments and licensing and therefore it’s not a predictable line item in the next health spreadsheet. It’s absolutely entrepreneurial and it depends upon, do we see the right asset to invest in and it’s also good use of cash to access innovation, which is going to be a key driver for the future. And I think it’s not helpful to try and model it as a line item. One needs to be entrepreneurial there. But you are absolutely right it’s an indirect R&D. It’s an indirect accessing of innovation, which is at the heart of everything we do.

Analyst:	And the second - second half of the - oh sorry, Jan, you want to add something?

Moderator:

Yes, it’s not the number I like either, this is unfortunately these payments have to do - the IFRS payments on cash flows is extremely strict about netting and so this is not a sort of going out in the market and sort of moving large amounts of cash, but if you imagine in your own bank account, if you move something from your current account into a deposit account, you wouldn’t think you are moving cash at all.

Unfortunately, the way the standards are written that’s actually why we have to do it. So, most of this is just moving one from one of our investments or to one of our finance companies into another one. What you really need to focus on this is the net numbers; the gross numbers, they are really, they are not meaningful at all.

William Burns:	Thank you. That answers the second part of the question. There was now the Lady in the back.

Jill Walton:

Jill Walton from Lehmann Brothers. There are two broad questions please.

Firstly on Diagnostics, you’ve made three acquisitions and you are aiming to make a fourth. Have you - can you give us some guide as to any other areas in Diagnostics or any other bits of the market that you feel that you are not sufficiently well developed in?

Is the scenario where you actually feel that you need to perhaps reinvest some more of the Group’s money to - to re-balance and make Diagnostic bigger or have we seen it for the short sharp burst in that state in acquisitions?

And the second is a margin question in pharmaceuticals. Bill explained that Avastin has got a long way to grow in Europe. If we were to look at the Roche Rx Business and we were to say it was as developed as the Genentech Business, is there anyway that your Roche Rx margins could ever approach the margins that Genentech is currently experiencing?

Because theoretically you could have the same sort of, sales just outside of the US. So it’s a structural question about your long-term pharmaceutical margin ambition.

Severin Schwan:

Perhaps I can start with the acquisitions in Diagnostics. It is certainly true that we are very intensively screened the - the market over the last eighteen months. However, there is also a kind of rend when all these acquisitions come together, I mean you are in parallel negotiations and it happened to literally come on a weekly basis that we had the - the acquisitions being announced and the tender offer for Ventana being announced.

So don’t expect that this will continue in this season. On the other hand, of course, science never stands still, technologies develop and we want to be at the forefront and we have always said that we - we are not only looking internally, we are innovating internally and at the same time we screened outside the world for opportunities, targeted acquisitions, targeted collaborations which compliment our existing portfolio and there will be no change in costs as we go forward.

Moderator: Moderator:

And on the margins?

And Jill for the margin it is always intriguing how people try and get me back to the Roche Pharma margin. The only way really to look at the business is at the divisional level because of the funds flow between the component parts.

And if I was sitting running Roche Pharma receiving significant royalties from Genentech that didn’t have infrastructure associated with it, it didn’t have cost of goods associated with it, it didn’t have R&D associated with it, then maybe we could reverse the trend or have a comfortable figure.

We really need to just see it from the total divisional point of view because that’s the only way you get a picture that doesn’t have the funds flow between the legal entities that constitute the division. And there I think the - the auras of the half-year and again I will repeat it that the second half year is not usually at the same number as the first half year, but given where we were 5-6 years ago, we have got ourselves into an extremely strong position within the peer group that we would view ourselves again, and I’m thoroughly encouraged by the discussions that I have with many of you where if I put on the table that the position that says, if we have significant clinical trials to undertake, what do you want me to do?

Keep slavishly chipping away and giving more margin or make the right investments to bring forward the right asset at the right time? And to a person you encourage me to invest in the assets. So, that’s again why having restored the house and the shape of this pharmaceutical business, I don’t want to be a house digit person of modeling margin, rather than running the business and ensuring that this success today can be a success in the years to come and therefore please lets not go there in the margin story but keep to the earnings per share guidance that we give you and let us run the business in a way that - I think we have demonstrated to you of running a successful business on a sustained basis and that’s what we want to keep going for the future. Thank you

Andy Kocen:

Yeah, it’s Andy Kocen, Redburn , a question on the tax charge, and could you quantify the one-off effects in the first half?

And then talk about going forward, it’s sounds as though you are looking for a relatively stable tax rate in the Roche that is in the Swiss (side of the) business. So, should we still effect - expect an unfavorable mix effect as Genentech continues to grow or…?

Moderator:

I mean that’s exactly what I wanted to bring across. This red bar of 1.9 plus, this mixture - mixed effect will always be there in a negative trend for the group tax rate as long as Genentech net income is increasing quicker than the rest of the Group. So, this cannot be taken away, I mean it can be softened by as much as this half year as Genentech then by themselves can come below that lets say the maximum tax rate by having some specific credits to their results.

Man:	In terms of one off with a meaningful in the first half. There is a one of the notes that the financials mentioned some one-off tax effects that benefited…

Moderator: Moderator:	No, that was absolutely minimal. Jan, do you want to quantify? That’s why I was talking I think I can remember I was talking about 17.5 to 18 range to be on the safe side.

Man:

Just on the tax side, you have - you can actually have what is called as the low absolute number hitting the tax flow and it will actually hit the margin below a couple of percentage though of both sort of points the percentage points. So, if you are just tracking it from one segment to another, a relatively small item can actually cause a blip in any particular six-month period.

Andy Kocen:: Moderator: Analyst:

Thank you.

One question here and the other one over there then.

(Unintelligible) from Bear Stearns. On slide 9, you sort of conceptually go through what is required for growing business and there are two points on it on which I would quite like for further color and that is investment in emerging markets and expanding the Biotech manufacturing, basically some color on where exactly are you on those two points.

If you look at the build up of things like sale force in emerging markets, are you - are you pretty much there or how much more it has to go and in terms of the Biotech facilities, you mentioned the reasoning of operative facilities but my understanding is they are still running, basically, not empty but they are not basically productive assets. So, should we just - should that basically just costs like - their costs are excessive because of that, is that correct?

Moderator: Analyst:

No.

And then that the second question I have is coming back to the Diagnostics acquisition and just I think to paraphrase you, you said there is good rationale for all these acquisition on a standalone basis because they all give you access to fast growing businesses, but if you take it all together, it automatically will help you leveraging the corporation of the Pharma and the Diagnostics business through the wonders of molecular biology and that’s something which we have been hearing about now for 7 or 8 years, and lets - you had two testing in a few tying these applications aside, I’m really wondering how far away from some marketable products are we here. Are we talking two years, five years, till seven years? An insight here will be appreciated.

Moderator:

Well in emerging markets, we built up a fairly substantial infrastructure in Eastern Europe. We have always had a good presence in Latin America. In Asia, we have had a strong presence probably with the exception of China where over the last five or six years we have been building a strong presence that’s been organically funded out of the growth that we have seen from the sales.

t’s not - it’s not actually required an invest phase in advance of the payback. So, it’s been in pretty good shape, pretty much pay as we go. For the capital that’s put into the Biotech facilities, my understanding really of this from the accounting principle is that we have the costs until it actually goes live and then the amortization of what have you starts to kick in as the production comes out of the facility.

So, this year you will have seen Oceanside go live in the supply of Avastin into the supply chain and the facility in Switzerland and in Germany that France talked about, one in Germany is linked to Herceptin, the one in Basel also to Avastin but it will be 2009 before registered product from the authorities goes out into the market.

Although it’s up and running, although we have actually produced the product, we still have the validation lobs, real life stability tests, satisfying EMEA and the other markets before shipments can take place and then that’s the point when the shipments takes place, it kicks into the cost of goods and of the depreciation of the asset that is associated with it.

Moderator: Moderator: Moderator:

Severin you want to comment on the…?

Alexander wants to follow up. Now, are you okay?

Yes, okay, so if I can take your second question of when is personalized health care actually coming true? Now, when I came from back from my commercial function as the region head in Singapore, actually I had very much the attitude and the questions you are raising here because it is absolutely true.

If you look at our today’s portfolio from a Diagnostics point of view, the vast majority of those tests are on the screening side on the one hand, and on therapeutic monitoring on the other hand. The - the examples for - for certification are rather rare, there are such examples in Oncology or its in biology, but you are absolutely right, if - if you look at our current business, this is carried by screening and monitoring.

Now, we have put ourselves in the Corporate Executive Committee, we have put ourselves this topic of personalized health care in our agenda. Hence, we wanted to see where is the status, where can we improve the collaboration between the two divisions and I found out and discovered if you like a number of things when - when I was going deeper into the subject. Number 1 is there is a lot going on, if - if you would visit for example our site in Pennsburg where people from Pharma and Diagnostics are working under the same roof.

I think it is fair to same, virtually for every project which we have into oncology (Bioplant) that is today a collaboration between fully dedicated Diagnostics people, hence people on the Pharma side working on the biomarkers.

That was my first, if you like relief because it’s always good if there is some bottom-up activity of the scientists who really know what’s going on. The second element is what I learnt is that a lot of it already happens very early in - in - in the development process. It is not always, if you like the visible companion Diagnostic, which we didn’t see marketed as a diagnostics product at the very end of the process.

Very often this is the case that you can then turn the Biomark, which we use in the discovery and in the development process into companion diagnostics at - at - at the end. But, this is not necessarily the case. We have also a number of collaborations both on the research and on the development side, where good Biomarker development just helps you to find your targets and discovery much, much faster and which helps you to define your clinical trials in a much, much more effective and efficient way. Even though, at the end you are not necessarily marketing a companion diagnostics on the diagnostics side.

Now, having said this, I think it is also fair to say that there is always opportunity to improve, how we work together, how we leverage the synergies and within the last year and it was, I think, a good coincidence that Bill has been working on the R&D process anyway. We have been working on our process and we took this opportunity, if you like to really bring it together.

And perhaps, I comment a bit on the diagnostic side and you can take over for the Pharma side. In diagnostics for example, we are organizers, we have seen along business unit that is very much driven by our business, that is very much an organization, which is driven by our specific customer needs, which are different in Pharma and of course certain technologies.

Now, if you are a Pharma person and if you want to service from - from diagnostics, you couldn't care less, I say that we go to this customer group or another customer group, if you come from the Pharma side, you are interested in your molecule, you are interested in your disease by all this area and that's it. All the rest for you is irrelevant. Now, you mention you have this big diagnostics division and you come from Pharma and you have all these different technologies in all the different places around the globe, how difficult it is to find your way.

Now the Science stood this, nevertheless, because there was such a strong willingness, but what we did in - in diagnostics is that we have now established a specific program manager for therapeutic areas who are coordinating all the needs of our Pharma colleagues from the very early research up to the commercialization.

No matter, what technology it is? No matter, what platform it is, no matter where this is actually located within the group. And I can tell you, we started whit Oncology, we’ve got an enormous attraction from that side, we are now expanding it into other disease biology areas and it might sound simple, but I can tell you in an organization like Roche though simple things can - can make a big difference.

Moderator:

I think the other element for example to the timeline, it’s got all the attendant risk that we have within pharmaceuticals on targeting. So, it’s actually correct and each of these cancer areas, we have been looking instinct to - to reflect with Tarceva, there is as we thought. Since this is over expression of Her 1 or EGFR.

This will be the obvious thing in the world, but actually from the clinical trials that we saw in third line lung cancer segmentation by EGFR would have denied the benefit to some people who survive because they got the drug.

The regulators would love it. In fact they put that as an obligation on to ERBITUX. So, they do need to check for EGFR status, that's a defining element of what a subset that they are looking to. It hasn't necessarily improved the outcomes for ERBITUX. So, it shows you the reason when you think something is obvious, it may not play out.

We've probably got two areas to keep an eye on at the moment, one would be Tarceva itself we have some ideas and hypotheses that we are testing out in first line lung cancer. If that plays out, that's very helpful, if it is doesn't, it doesn't. And the other one is, when we licensed in a new molecule from Plexxikon, the B-Raf from Plexxikon one of the attractions for the most to work with Roche because we have both Pharma and Diagnostics. And there is a very clear hypothesis that is the mutant form of the B-Raf.

That is the responding group to the intervention. So, that again we will work together, we will see if it plays out. So, some of those could come within a few years. Some of the other areas like rheumatoid arthritis, there is no compelling hypothesis at the moment.

But what's important is that we are collecting samples and the rights of the patients to be able to be look at responder versus non-responder, trying to build the hypothesis and it may take a 5 or 7 years before we got, maybe I don't know what technology, but under ray or something that says this pattern more likely to respond to Intervention 1, this is more likely to Intervention 2.

What's critical is that given that this is the way science is going and medicine and understanding is going that we are in the driver seat and that we are not on the back foot and responding to somebody in academia and we saw that's play out with the Iressa, Tarceva story to begin with, there were loads of people floating ideas and indeed our competitor was clutching it’s straws at the time hoping it could rescue them, but it didn't.

So, we still need to have this grounding in the Science and the way we collaborate together, if it’s out there than we can be in the driver seat.

Moderator:	Thank you. I - I could take one last question over there and then we breakup into the various sessions.

(Nick Turner):	Thank you. It’s (Nick Turner from Maybach Securities).

Three questions but they are - they are quick. One is, I wonder if you could detail for me what the penetration of Herceptin in adjuvant breast cancer in Europe, are you able to detail or breakdown for me what the styles of Rituxan in rheumatoid arthritis?

And how that's changed say from the first quarter to the second quarter?

And finally, could you maybe also tell me what the exposure of the royalty income line is to patent expiry of the midterm?

Moderator:

So, as (unintelligible) breast 50% to 60% in the top five Western European countries, that's where we tend to track it. Given that much of the data in oncology by indication, you can only get by ad hoc market research in Europe. There is no compelling tracking mechanism.

So, it's rather ad hoc and we certainly don't go out and track on a monthly or a quarterly basis, but that's where the latest assessment would come from by a similar reasoning for Rituxan/MabThera and rheumatoid arthritis, neither Genentech nor ourselves do quarterly tracking.

And why that's even more tricky is that the same BioTrend that is being used, so Genentech and we are doing some survey work on hospitals that are more rheumatology driven than oncology driven. And then there is extrapolation. So, again it’s rather rough and ready data. So, we don't have that at the half year level, exposure to royalty patent, I think we need to come back to you now. I don't - I am not aware of anything that's tricky going forward.

Moderator: Moderator: Moderator:

In royalty income

(Kabili) is probably one of the larger ones, Jan is that right?

So, if you look to Genentech’s 10-Q and 10-K, they have got a dispute ongoing with their (Kabili) patent. So, I refer you to that one, it is a certain down run. So, I risk on the royalty income line there.

(Nick Turner): Moderator:	Thank you. All right. Thank you very much Ladies and Gentlemen. And we - you all aware where the different rooms are for the different sessions.

Operator:	Ladies and Gentlemen, the Conference Call is now over. And you may disconnect your telephones. Thank you very much for joining. Good bye.

-End-